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SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31rst floor
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Hil — (212) 681-3849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ
3/13

OATH OR AFFIRMATION

I, Theodore Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROL JEANNE KAVANAGH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6214936
Qualified In Queens County
My Commission Expires December 21, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARKETS

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Via Overnight Delivery

February 28, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: DNB Markets, Inc.- CRD 127605

Dear Madam or Sirs:

Enclosed, please find two original 2012 annual audits of DNB Markets, Inc. and two originals in short form.

Please do not hesitate to contact me at 212-681-3849 if you have any questions.

Thank you,

Randy Hill
Compliance Officer

Statement of Financial Condition

DNB Markets, Inc.
December 31, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
DNB Markets, Inc.

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DNB Markets, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 64,623,740
Cash segregated in compliance with federal regulations and other regulations	83,517
Deposit with clearing broker	1,000,000
Investment banking and advisory fees receivable	9,872,296
Commissions receivable	69,214
Taxes receivable and deferred tax asset	2,585,687
Fixed assets, at cost (net of accumulated depreciation and amortization of $263,527)	498,906
Prepaid expenses and other assets	211,847
Total assets	$ 78,945,207
Liabilities and stockholder's equity	
Accrued expenses and interest payable	$ 10,284,849
	10,284,849
Subordinated borrowings from Parent	40,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	28,293,992
Total stockholder's equity	28,660,358
Total liabilities and stockholder's equity	$ 78,945,207

The accompany notes are an integral part of this statement of financial condition.

DNB Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2012

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent owns 100% of all membership interests in the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England, which was registered on March 26, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company engages primarily in providing Corporate Finance advisory services and the underwriting, distribution, and trading of equity and debt securities. In 2009, the Company established a sales desk in New York for the trading of non-U.S. equity and fixed-income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934 ("Rule 15a-6") and clients eligible to open an "institutional account" as defined in FINRA Rule 4512. The Company clears all trades on a DVP/RVP basis through the Parent and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

In 2011, the Company secured final approval from FINRA for the expansion of its business operations by modifying its existing Membership Agreement to permit the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing broker for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to (k)(2)(ii) of Rule 15c3-3. Goldman Sachs Execution & Clearing, L.P. ("GSEC"), acts as the Company's clearing-broker for such activity.

The Company also engages in the following business activities through its Debt Capital Markets ("DCM") department: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors.

1. Nature of Operations and Organization (continued)

During 2012, the Company commenced broking activities with a U.S. institutional client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in Accrued expenses and interest payable on the Statement of Financial Condition offset by cash that has been segregated in a special bank account for the exclusive benefit of customers.

2. Significant Accounting Policies

The accompanying Statement of Financial Condition may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2012, cash equivalents consisted of $33.0 million in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3 related to the Company's Client Commission Agreement with a U.S. institutional customer.

Investment Banking and Advisory Fees Receivable

Investment banking and advisory fees receivable includes receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis.

Commission Receivable

Commission income recognized but not yet received is recorded as Commissions receivable on the Statement of Financial Condition.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximates their carrying value, as such financial instruments are short term in nature.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GSEC, which acts as collateral against any losses that could be incurred by GSEC for which it is entitled to be indemnified by the Company. At December 31, 2012, the Company had $1.0 million deposited with GSEC. The deposit does not represent an ownership interest in GSEC.

4. Related Party Transactions

The Company has entered into six subordinated loan agreements with the Parent. Effective January 1, 2013, five of the six agreements were amended to extend their maturity dates to December 31, 2016. The remaining subordinated loan agreement became effective March 6, 2012, with a maturity date of December 31, 2017. The interest rate on these loans is LIBOR plus 50 basis points. As of December 31, 2012, the outstanding amounts on these loans were $10.0 million with interest accruing at 0.811% (based on 3 month LIBOR), $20.0 million with interest accruing at 0.711%, and $10.0 million with interest accruing at 0.711% (both based on 1 month LIBOR). The loans' carrying values approximate their fair value.

The Parent has also granted credit lines of $75.0 and $80.0 million to the Company. Effective March 6, 2012, the $75.0 million subordinated loan has a maturity date of December 31, 2017. Effective January 1, 2013, the $80.0 million subordinated loan has a maturity date of December 31, 2016. The interest rate on the outstanding principal under each agreement is LIBOR plus 50 basis points. As of December 31, 2012, there was no outstanding balance on these credit lines.

4. Related Party Transactions (continued)

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, use of its information technology systems, and record storage.

The Company has entered into an agreement with the Parent, whereby certain services and computer software will be available for use and provided by the Parent, and the Company will compensate the Parent for such use. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research and sales, and market support and clearing. At December 31, 2012, $2,802,261 has been accrued and is included in Accrued expenses and interest payable on the Statement of Financial Condition.

The Company has entered into an amended agreement with DNB Bank ASA, London Branch effective April 23, 2012, whereby two of its registered representatives working in the Parent's London Branch undertake U.S. customer soliciting and equity sales trading activities for the Company and the Company compensates London for all direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives of the London Branch. At December 31, 2012, $433,000 has been accrued and is included in Accrued expenses and interest payable on the Statement of Financial Condition.

The Company has entered into an agreement with DNB Bank ASA, New York Branch effective October 20, 2010, whereby the Company acts as a debt capital market product specialist and advisor, provides a full range of debt advisory services and manages all aspects of the loan syndication process in return for fees specified for each applicable transaction.

5. Fixed Assets

At December 31, 2012, fixed assets are comprised of the following:

Computer hardware	$ 248,985
Leasehold improvements	431,170
Equipment	13,760
Furniture	68,518
Total cost	762,433
Less accumulated depreciation and amortization	263,527
Total cost, net of accumulated depreciation and amortization	$ 498,906

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

6. Fair Value Measurements and Disclosures (continued)

At December 31, 2012, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

At December 31, 2012, the Company recorded a deferred tax asset of $2,356,559, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2012, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized. The Company recorded a deferred tax liability of $70,295, which relates to depreciation.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as 'more-likely-than-not' to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2012. Accordingly, the Company did not accrue any interest or penalties.

During 2011, the Internal Revenue Service commenced an audit of the Company's federal tax returns for the 2010 tax year. This audit has closed with no findings or assessments. Tax returns filed with each jurisdiction remain open to examination under the normal three-year statute of limitations.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of March 29, 2010, the lease term of which commenced on April 1, 2010, and will expire on May 14, 2021.

8. Commitments and Contingencies (continued)

As of December 31, 2012, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2013	$ 298,956
2014	298,956
2015	298,956
2016	298,956
2017	298,956
Thereafter	1,307,993
Total minimum future rental payments	$ 2,802,773

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GSEC for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2012, no amounts were accrued under such agreement as no loss exists.

Litigation

The Company has been named as a defendant in a class action pending in the United States District Court for the Southern District of New York (the "Court"), Indiana Treasurer of State v. G. Allen Andreas III, et al. The complaint relates to the $300 million registered public offering of 8.125% Senior Notes due 2018 by Overseas Shipholding Group, Inc. ("OSG") on March 24, 2010 (the "Offering"), in which the Company participated as an underwriter. In addition to the Company, the complaint names as defendants the other underwriters of the Offering, OSG's Chief Financial Officer, the members of OSG's Board of Directors and OSG's outside auditor. The primary allegation in the complaint is that the offering materials pursuant to which the Offering was conducted contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. The complaint does not specify the dollar amount of damages sought.

8. Commitments and Contingencies (continued)

At this early stage of the proceedings, it is not possible to determine what, if any, financial impact, this matter will have on the Company.

Guaranteed Compensation

The Company has entered into guaranteed compensation arrangements with certain employees. At December 31, 2012, the Company accrued $1,571,033 related to these arrangements in Accrued expense and interest payable on the Statement of Financial Condition. The Company also guaranteed $417,084 in compensation for fiscal year 2013 and $31,708 for fiscal year 2014.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, and were subsequently settled had no material effect on the Statement of Financial Condition as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary, capped at the annual deferral limit, as defined.

The Company's employees participate in the Parent's noncontributory defined benefit pension plan administered and funded by the Parent.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2012, the Company had net capital of $54,764,987, which exceeded the regulatory requirement by $54,514,987.

In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $83,517 in a special bank account for the exclusive benefit of customers. At December 31, 2012, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GSEC, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GSEC, which require, among other things, that GSEC perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Subsequent Events

The Company evaluated subsequent events through the date of this financial statement and found no material impact to the Company's financial condition.

Ernst & Young LLP

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